UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Fitbit, Inc.
_____________________________________________________________________________________________________
(Name of Issuer)

Class A Common Stock
_____________________________________________________________________________________________________
(Title of Class of Securities)

33812L102
__________________________________________________________________________
(CUSIP Number)

December 31, 2015
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33812L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc R. Benioff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
5,311,824

6	SHARED VOTING POWER
-0-

7	SOLE DISPOSITIVE POWER
5,311,824

8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,311,824

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 99,416,351 shares of Class A Common Stock outstanding as of December 31, 2015.

Item 1. (a) Name of Issuer:

Fitbit, Inc.

(b) Address of Issuer's Principal Executive Offices:

405 Howard Street
San Francisco, CA 94105

Item 2. (a) Name of Person Filing:

Marc R. Benioff

(b) Address of Principal Business Office or, if none, Residence:

The Landmark @ One Market, Suite 300
San Francisco, CA 94105

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Class A Common Stock

(e) CUSIP Number:

33812L102

Item 3. If this statement is filed pursuant to §§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐   Broker or dealer registered under section 15 of the Act;

(b) ☐   Bank as defined in section 3(a)(6) of the Act;

(c) ☐   Insurance company as defined in section 3(a)(19) of the Act;

(d) ☐   Investment company registered under section 8 of the Investment Company Act of 1940;

(e) ☐   An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f) ☐   An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g) ☐   A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h) ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐   A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

5,311,824 (1)

(b) Percent of class:

5.3% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

5,311,824

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

5,311,824

(iv) Shared power to dispose or to direct the disposition of

-0-

(1) All shares are held by The Marc R. Benioff Revocable Trust U/A/D 12/3/2004.

(2) Based on 99,416,351 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the transfer agent.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.
SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2016

By: /s/ Marc R. Benioff Name: Marc R. Benioff